FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2021 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - June 2021 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Banco Santander reports attributable profit of €3,675 million for the first half of 2021 Underlying profit for the first half was €4,205 million (+153% in constant euros), excluding restructuring costs from the first quarter Revenues increased 8% and net operating income grew 13% on a constant currency basis Madrid, 28 July 2021 - PRESS RELEASE • The group earned €22.7 billion in total income in the first half of 2021, up 8% year-on-year in constant euros (excluding currency movements), driven by growth in volumes and good performance across all regions. • Net operating income grew by 13% year-on-year in constant euros to €12.3 billion, as lending and deposits increased by 2% and 4%, respectively, also in constant euros. • Underlying profit in the first half nearly tripled in Europe to €1,426 million (+172%) and North America to €1,628 million (+178%), while it grew 41% in South America to €1,645 million, reflecting the strength of the bank’s geographic diversification, as well as the impact of the higher provisions in 2020 due to the pandemic. • During the first half, 52% of sales were made through digital channels compared to 44% in same period last year, with the number of customers using digital and mobile channels increasing more than five million year-on-year. • The strong growth in digital adoption helped drive improvements in efficiency and customer satisfaction, with the group’s cost-to-income ratio among the best of its peer group at 45.7%, and seven of the group’s core markets achieving a top-three net-promoter score (NPS). • Credit quality continued to improve, with non-performing loan provisions down 42% in constant euros to €3.8 billion. The cost of credit stood at 0.94%, better than expected. • These results led to a return on tangible equity (RoTE) of 11.8% (underlying RoTE, 12.6%), above cost of capital, and a tangible net asset value (TNAV) per share of €3.98 after growing 4% in the quarter. • CET1 capital was 12.11%, up 27 basis points (bps) in the last 12 months and above the group’s 11-12% target range. In the quarter, the bank generated 7 bps organically, accruing 18 bps of capital for potential shareholder remuneration. The bank will continue to accrue at this level throughout the year, with the aim to restore a pay- out ratio of 40-50% of underlying profit1. • In July, Santander announced an agreement to acquire the market-leading independent fixed income broker Amherst Pierpont, which will enhance Santander CIB’s infrastructure and capabilities, and a proposal to buy the outstanding minority shareholdings (20%) in Santander Consumer USA. • The bank also announced changes to its leadership team within the South America region (see page 7). Ana Botín, Banco Santander executive chairman, said: “Our team has delivered another very strong quarter, with net operating income increasing by 13%, driven by solid performance across the board in all our regions and businesses, and especially strong growth in the US and UK. 1 Shareholder remuneration subject to future decisions of the board and, if applicable, the general shareholders’ meeting.

*We continue to play a vital role in supporting the economic recovery, and have seen lending and deposit volumes grow again this quarter as we maintain a relentless customer focus.*

*Our commitment to building a more responsible bank, combined with the bank's ongoing investment in digital innovation, continues to improve the quality and sustainability of our earnings. Our efficiency improved further, with our cost-to-income ratio now 45.7%, and we also made further progress in increasing customer satisfaction.*

*In line with our strategy, we continue to deploy capital to high growth, high return businesses and the proposal to acquire the outstanding minorities in our US consumer franchise, and the leading broker Amherst Pierpont is consistent with that approach.*

*We are on track to outperform our profitability target for the year and continue to target a shareholder remuneration pay-out of 40-50% of underlying profit[2].*

*I want to thank each of our teams across all our businesses. They have gone the extra mile for our customers and continue to deliver despite highly challenging circumstances. "*

## Underlying income statement[(*)]

| | H121 (€m) | H121 v H120 | H121 v H120 (ex FX) | Q221 (€m) | Q221 v Q220 | Q221 v Q220 (ex FX) |
|---|---|---|---|---|---|---|
| Total income | 22,695 | +1% | +8% | 11,305 | +6% | +9% |
| Operating expenses | -10,377 | -3% | +3% | -5,259 | +4% | +6% |
| Net operating income | 12,318 | +4% | +13% | 6,046 | +7% | +12% |
| Net loan-loss provisions | -3,753 | -47% | -42% | 1,761 | -44% | -41% |
| Profit before tax | 7,628 | +99% | +123% | 3,815 | +102% | +114% |
| Underlying profit | 4,205 | +120% | +153% | 2,067 | +35% | +40% |
| Net capital gains and provisions | -530 | -96% | -96% | 0 | -100% | -100% |
| Attributable profit | 3,675 | - | - | 2,067 | - | - |

(*) Reconciliation of underlying results to statutory results, available on page 73 of the financial report.

## Underlying business performance

*(For a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros unless otherwise stated.)*

Banco Santander achieved an attributable profit of €3,675 million in the first half of 2021. This compares to a loss of €10.8 billion in the same period last year, when the bank made a non-cash adjustment to the valuation of goodwill and deferred tax assets (DTAs). Excluding net charges of €530 million for restructuring costs already announced in Q1 2021, underlying profit for the first half was €4,205 million, up 153% versus the same period of last year. This is Santander's highest underlying profit in the first half since 2010.

[2] See footnote 1.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 3 The bank’s strong performance was driven by good volume growth, with loans increasing 2% and deposits 4%. Across the group, businesses continued to focus on supporting customers, revenue growth, effective net interest income management and cost control. The results illustrate the benefits of Santander’s geographic and business diversification, with its three regions (Europe, North America and South America), making similar contributions to the group’s overall profit. Underlying profit in the first half nearly tripled in Europe to €1,426 million (+172%) and North America to €1,628 million (+178%), while it grew 41% in South America to €1,645 million. The group saw record earnings in the US in the first half of the year (€1,291 million), reflecting the success of the bank’s strategy in the country, where Santander has recently announced two new transactions: an agreement to acquire the market-leading independent fixed-income broker Amherst Pierpont; and a proposal to buy the outstanding minority shareholdings (20%) in Santander Consumer USA. Santander’s earnings also grew across regions and global businesses, particularly in Brazil, the UK, Spain and Chile, while Santander Corporate & Investment Banking (Santander CIB) increased underlying profit by 45% to €1,197 million. Santander CIB achieved leading ranking in Structured Finance (#1 in Latin America and Europe by number of transactions), debt capital markets and equity capital markets in Europe and Latin America. Wealth Management & Insurance contributed €1,084 million (+9%) to the group's profit after double-digit growth in assets under management and written premiums. Net interest income grew 8% in the first half,the best quarter since the pandemic started, mainly due to higher lending and deposit volumes and lower deposit costs. Net interest income growth was particularly strong in the UK (+29%), Spain (+10%) and Brazil (+10%). Net fee income reached pre-pandemic levels (+8%), growing in higher value-added services and products, particularly within Santander CIB and Wealth Management & Insurance. The growth in card turnover (+26%) and points of sale (+54%) reflected the economic recovery, and this was also reflected in mutual funds (+18%). Consequently, total revenues grew 8% to €22.7 billion, which, combined with disciplined cost control, led to a 13% increase in pre-provision profit (net operating income) to €12.3 billion. Expenses in real terms stayed flat due to ongoing cost management, particularly in Europe. Excluding the exchange rate impact, costs rose 3% given the general upturn in inflation in 2021 and the investments in technology and digital developments. The bank’s cost-to-income ratio improved to 45.7%, 159 basis points (bps) better than last year. As a result, the bank remained among the most efficient global banks. Santander continues to further leverage the collective strength of the group to accelerate its transformation and further increase productivity and efficiency. The group has provided significant support for customers throughout the pandemic through moratoria, government supported lending and other support measures. In June 2021, 92% of moratoria had expired, and only 5% were in stage 3 (credit impaired). Outstanding moratoria totalled €8.7 billion (mainly in Spain and Portugal), including c.€7.5 billion due to expire by the end of the third quarter. Customer funds reached a new record (€1.04 trillion, +7%) after surpassing one trillion euros for the first time last quarter. Demand deposits climbed 9% to €685 billion, and mutual funds 18% to €183 billion. Digital adoption continued to gain momentum in the quarter. Santander reached more than 45 million digital customers (+14%). 52% of sales were made through digital channels during the first half of the year, up from 44%

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 4 in the same period last year. Overall, Santander now serves 150 million customers worldwide, more than any other bank in Europe and the Americas. In line with Santander’s strategic focus on digital, the bank’s payment fintech, PagoNxt, announced recently its merchant payments business, Getnet, is launching in Europe. Foreign and domestic merchants of all sizes in some 30 countries can now use Getnet’s wide range of secure, reliable and straightforward payment solutions for easier collections and quicker sales. Santander’s ongoing focus on customer loyalty and digital innovation enabled the bank to achieve a top-three position in customer satisfaction in seven markets thanks to the addition of Poland in the last quarter, while also improving operational efficiency. The bank’s balance sheet remains robust. Its non-performing loan ratio fell four basis points year-on-year to 3.22%, and its coverage ratio was 73%. Cost of credit (the ratio of provisions to expected loan losses) was better than expected, improving by 38 bps to 0.94%due to lower loan-loss provisions. Those provisions in the first half totalled €3,753 million, down 42%, and total loan-loss reserves amounted to €24.2 billion. Santander’s CET1 capital ratio rose 27 bps in the last 12 months to 12.11%, above its target range of 11-12%. In the quarter, the bank generated 7 bps organically after growing loans and accruing 18 bps of capital, the equivalent of 50% of this quarter’s underlying profit, for potential shareholder remuneration. The bank will continue to accrue at this level throughout the year, as the board aims to restore a payout ratio of 40-50% of underlying profit 3 . Santander’s CET1 management buffer over minimum required capital is now 325 bps, compared to its pre-covid buffer of 189 bps. Santander is committed to supporting the transition to a green economy and recently announced its ambition to be net zero by 2050, and to align its power generation portfolio to the Paris Agreement by 2030. The bank is working on improving its products to support both individuals and companies to become more green, and in the first half raised or facilitated the mobilization of €8 billion in green finance, bring the total to €42 billion since 2019. Market summary (H1 2021 vs H1 2020) (To better reflect the local performance of each market, all variations are year-on-year and in constant euros unless otherwise stated. Variations in current euros are available in the financial report.) The group’s geographic and business diversification further enhanced the quality of the bank’s results in the first half of 2021, with South and North America franchises contributing 31%, Europe 27% and the Digital Consumer Bank 11%. The group’s global businesses, Santander Corporate & Investment Banking (Santander CIB) and Wealth Management & Insurance, also continued to perform well. Europe. Underliying profit in Europe jumped 172% to €1,426 million thanks to an increase in total income and the positive impact of the ongoing cost optimitation plans in all countries. Costs were down 1% while loan-loss provisions dropped 28% compared to the first half of 2020, which was strongly affected by covid-19 related provisions. The number of digital customers increased by 6% to 15.7 million. The group is accelerating its ‘One Santander’ business transformation to achieve superior growth and a more efficient operating model that should allow the bank to progress towards its medium-term underlying RoTE target for the region of 10-12%. 3 See footnote 1.

Santander

In Spain, underlying profit in the first half was €390 million, 56% higher. This good performance was backed by positive income growth and lower costs (-7%). Fee income grew 2% to reach pre-pandemic levels and the second quarter showed positive commercial dynamism, notably in residential mortgages, exceeding the highest level reached in the past three years. Consumer lending performed well, recovering close to pre-covid levels.

In the UK, underlying profit was €693 million, compared to €71 million in the same period last year, driven by better margins, volume growth and lower loan-loss provisions. Costs dropped 2%, reflecting savings from the transformation programme. As a result, efficiency ratio improved significantly (-13.5 percentage points), reaching 56%, and underlying RoTE rose sharply to 10.6%. Digital customers increased 5% and digital transactions rose 19%.

| H1'21 vs. H1'20 | Digital customers (mn) | Customer loans (EUR bn) | Customer deposits (EUR bn) | Net operating income (EUR mn) | Underlying att. profit (EUR mn) | Underlying RoTE |
|---|---|---|---|---|---|---|
| Europe | 15.7<br>+6% | 562<br>+1% | 579<br>+3% | 3,947<br>+37% | 1,426<br>+172% | 7%<br>+4.5 pp |
| North America | 6.3<br>+10% | 126<br>0%[1] | 105<br>+5%[1] | 3,145<br>+2% | 1,628<br>+178% | 15%[2]<br>+8.8 pp |
| South America | 22.7<br>+20% | 130<br>+10% | 116<br>+12% | 4,793<br>+11% | 1,645<br>+41% | 20%<br>+3.9 pp |
| Digital Consumer Bank | 0.7<br>+28% | 116<br>0% | 54<br>+9% | 1,392<br>+2% | 569<br>+11% | 12%<br>+1.5 pp |

Note: YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer deposits excluding repos.

(1) Excluding Puerto Rico and Bluestem disposal impact. Otherwise, loans -3% and deposits +1%.

(2) RoTE adjusted for excess capital in the US: 23%.

North America. Underlying profit in North America, which comprises Mexico and the US, amounted to €1,628 million, up 178%. It was backed by a total income increase of 4% and lower provisions. Costs rose 7%, primarily due to inflation and investments in digitalization. The US achieved a record underlying profit of €1,291 million, due to lower provisions thanks to the improved macroeconomic outlook and the strength of the used car prices. In Mexico, underlying attributable profit in the first half of 2021 was €387 million, down 2%.

The ongoing collaboration between both countries led to higher revenues in Santander CIB (+21%) and commercial banking (+8%) within the US-Mexico trade corridor. Both countries shared best practices to improve the customer and employee experience, including a commission-free remittance service from Santander US branches to any bank in Mexico, while reducing duplication in the operating model.

Santander Holdings USA (SHUSA) announced in mid-July an agreement to acquire Amherst Pierpont Securities for a total consideration of approximately $600 million (c.€500 million). This acquisition is expected to be c.1% accretive to group EPS and generate a return on invested capital of c.11% by year three (post synergies). SHUSA also announced a proposal to acquire the outstanding shares of common stock of Santander Consumer USA that it does not already own. SHUSA currently owns c.80% of SCUSA's outstanding shares.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

5

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6 South America. Underlying profit in South America increased by 41% to €1,645 million in the first half. This was driven by growth in total income (+10%) and lower provisions (-28%).The bank maintained its focus on growing in the region, enhancing digitalization and customer loyalty. Underlying RoTE rose 3.9 percentage points to 20.3%, while cost of credit fell to 2.51%. Loyal customers grew 24% to 9.6 million while digital customers increased 20% to 22.7 million. The bank continued to develop joint initiatives between SCIB and corporates to deepen relationships with multinational clients, with the aim of improving the service offered, increasing loyalty and expanding customer offering in all countries. Santander continued to promote inclusive and sustainable businesses in the region, such Prospera, our micro-credit programme which was launched in the second quarter in Colombia, and already operates in Brazil and Uruguay. In Brazil, underlying profit was €1,180 million, up 19%, backed by higher total income and lower costs, while net loan-loss provisions dropped 22%. In cards, customer acquisition soared 93% to a new record high, with significant growth in income from both credit and debit cards. Increased productivity was reflected in a better efficiency ratio (28.9%) and a higher underlying RoTE (22%). During the period Santander Brazil launched Auto Negocio, a 100% online platform for buying and selling vehicles without business intermediaries, which placed the group as leader in auto for individiduals. In Chile and Argentina, the group registered a significant rise in underlying profit due to higher total income and lower provisions. Getnet Argentina reached 35,000 active merchants just months after its launch and Superdigital in Chile, Santander’s mobile financial inclusion app, reached a record high in account openings in the first half and now has more than 182,000 customers. Digital Consumer Bank. Santander’s Digital Consumer Bank, which brought together Santander Consumer Finance (SCF) and Openbank in 2020, achieved an underlying profit of €569 million, 11% higher, thanks to higher total income (+4%) and lower cost of credit (0.64%). Underlying RoTE increased to 12%. New lending in the first half of the year was well above 2020 (+20% year-on-year), with a strong activity expected for the second half. Germany (€180 million) and the UK (€130 million) were the largest contributors to the profit increase. Santander global businesses posted another solid results in the second quarter. Santander CIB showed a good performance in all its business lines, with underlying profit increasing by 45% to €1,197 millon after growing revenues 18% driven by trading gains and net fee income. The efficiency ratio improved 1.6 percentage points to 36.4% and remained a benchmark in the sector. The group participated in leading ransactions in the Environmental, Social and Governance (ESG) area, including acting as advisor to Verkor, a French startup that manufactures batteries for electric vehicles, in the setup of a strategic alliance with Renault Group. Wealth Management & Insurance. The wealth, asset management and insurance businesses also delivered a strong set of results in the first half of the year. The total contribution to the group (including net profit and total fees generated net of taxes) was €1,084 million, 9% higher year on year, driven by the higher volume of assets under management, with record commercial flows year to date (+€9.2 billion), total fees increasing 10% and greater insurance protection activity (gross written premiums +12%). Banco Santander is one of the largest banks in the world. Its market capitalization at the end of the first half was €56 billion. It has firm roots in ten core markets in Europe and the Americas with nearly four million shareholders and 190,000 employees who serve 150 million customers.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7 Leadership changes in South America region Santander has announced that, from 1 January 2022, Sérgio Rial, the current CEO of Santander Brazil and regional head of South America, is to be appointed chairman of Santander Brasil’s board of directors and will step down from his executive role. Mario Roberto Opice Leão will succeed Mr Rial as CEO of Santander Brazil and Carlos Rey de Vicente will become regional head of South America. Mr Rial will remain a member of the Santander Group board of directors in a non- executive capacity. Álvaro de Souza, the current chairman of Santander Brazil, will step down from Santander Brazil’s board of directors but will remain a non-executive member of the Santander Group board of directors. A press release with further information is available here: https://bsan.es/3zFlmYM

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 9

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 10 Important information Non-IFRS and alternative performance measures This document contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2. of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 26 February 2021, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q2 2021 Financial Report, published as Inside Information on 28 July 2021. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries Forward-looking statements Banco Santander, S.A. (“Santander”) advises that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this document, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this document, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID- 19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US; (5) changes in legislation, regulations or taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit from the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries. Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this document and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise. No offer The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 11 of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future earnings (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this document should be taken as a profit forecast.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    28 July 2021 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer